August 2, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E., Mail Stop 6D10

Washington, D.C. 20549

Re:	Torchmark Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 9, 2011
File No. 001-08052

File No. 1-08052

Dear Mr. Rosenberg:

This letter responds to the comments on Torchmark Corporation’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011 set forth in your letter of July 12, 2011. Our responses are keyed to the comments contained in the July 12 letter (which have been boldfaced) and proposed revised disclosures to be included in future filings are contained in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results Of Operations

Investments

Credit Risk Sensitivity, Page 42

1.	Please provide us proposed disclosure to be included in future periodic filings to identify the source for the investment ratings in the table on page 44 and throughout your filing.

We propose to add in future filings the following disclosure to define the term “composite rating” in the discussion contained in the Investments section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The composite rating for each security is the average of the security’s ratings as assigned by Moody’s Investor Service, Standard & Poor’s, Fitch Ratings, and Dominion Bond Rating Service, LTD. The ratings assigned by these four nationally recognized statistical rating organizations are evenly weighted when calculating the average.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Exhibit 32.1

2.	The certification identifies the wrong periodic report. Please file an amendment to the Form 10-Q that includes the entire periodic report and a new, corrected certification.

Exhibit 32.1 has been corrected and an amendment to the Form 10-Q including the entire periodic report and the new corrected certification has been filed under cover of a Form 10-Q/A on August 2, 2011.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the Quarterly Period ended March 31, 2011; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-

referenced filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I hope this letter responds adequately to your comments. Please contact me at 972-569-3232 or Larry M. Hutchison at 972-569-3245 if you have additional comments or questions.

Very truly yours,

/s/ Gary L. Coleman

Gary L. Coleman

GLC:ts

CC:	Don Abbott
Dana Hartz